Exhibit (a)(5)(D)

REALOGY ANNOUNCES COMPLETION OF CASH TENDER

OFFER FOR SHARES OF ZIPREALTY, INC.

MADISON, N.J. (August 14, 2014) - Realogy Holdings Corp. (NYSE: RLGY) (“Realogy”) announced today the completion of the tender offer by Realogy, through its indirect wholly-owned subsidiary, Honeycomb Acquisition, Inc., for all of the outstanding shares of common stock of ZipRealty, Inc. (NASDAQ: ZIPR) (“ZipRealty”) at a purchase price of $6.75 per share, net to the seller in cash, without interest and less any applicable withholding taxes. The tender offer expired at 5:00 p.m., New York City time, on August 13, 2014. As of the expiration of the tender offer, 17,576,436 shares of common stock of ZipRealty were validly tendered and not withdrawn (including 821,068 shares tendered by notice of guaranteed delivery). All of such shares have been accepted for payment in accordance with the terms of the tender offer. As a result of the tender offer, Realogy now beneficially owns, together with its subsidiaries, approximately 80.2% of the outstanding shares of ZipRealty.

Following the completion of the tender offer, Realogy exercised its “top-up” option, granted under the merger agreement with ZipRealty pursuant to which the tender offer was made, to purchase additional shares from ZipRealty, which will allow Realogy to complete and close the merger with, and acquisition of, ZipRealty today without stockholder approval. Upon completion of the merger, ZipRealty will become an indirect wholly-owned subsidiary of Realogy. All outstanding shares of common stock of ZipRealty, other than shares held by Realogy, its subsidiaries, ZipRealty or ZipRealty’s stockholders who are entitled to and properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive cash equal to the $6.75 offer price per share, without interest thereon and less any applicable withholding taxes. In addition, upon completion of the merger today, the common stock of ZipRealty will cease to be traded on the NASDAQ Global Market.

About Realogy Holdings Corp.

Realogy Holdings Corp. (NYSE: RLGY) is a global leader in residential real estate franchising with company-owned real estate brokerage operations doing business under its franchise systems as well as relocation and title services. Realogy’s brands and business units include Better Homes and Gardens® Real Estate, CENTURY 21®, Coldwell Banker®, Coldwell Banker Commercial®, The Corcoran Group®, ERA®, Sotheby’s International Realty®, ZipRealty®, NRT LLC, Cartus and Title Resource Group. Collectively, Realogy’s franchise system members operate approximately 13,500 offices with 251,000 independent sales associates doing business in 104 countries around the world. Realogy is headquartered in Madison, N.J.

Media Contact:

Mark Panus

(973) 407-7215

mark.panus@realogy.com

Investor Contacts:

Alicia Swift

(973) 407-4669

alicia.swift@realogy.com

Jennifer Pepper

(973) 407-7487

jennifer.pepper@realogy.com

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